SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 11)(1)

                         Mikron Instrument Company, Inc.
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                                (Name of Issuer)

                     Common Stock, $.003 par value per share
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                         (Title of Class of Securities)

                                   59862R 10 3
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                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

-------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  59862R 10 3             SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF                7    SOLE VOTING POWER

   SHARES                       688,917
                           --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER

  OWNED BY                      0
                           --------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER

  REPORTING                     688,917
                           --------------------------------------------------
   PERSON                  10   SHARED DISPOSITIVE POWER

    WITH                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     688,917
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1 %
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  59862R 10 3            SCHEDULE 13D

Item 1.  Security and Issuer.

                  Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson, with respect to the shares of Common Stock $.003 par value per share (the "Common Stock") of Mikron Instrument Company, Inc., a New Jersey corporation, with its principal offices located at 16 Thornton Road, Oakland, New Jersey 07436 (the "Issuer"), remains in full force and effect. As of September 14, 2000 the Issuer had 4,288,200 shares of Common Stock outstanding.

Item 2.  Identity and Background.

                  (a) This Amendment No. 11 to Schedule 13D is filed on behalf of Steven N. Bronson.

                  (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

                  (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022. Mr. Bronson served as the Chairman and a director of the Issuer until July 25, 2000.

                  (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Bronson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On September 30, 2000, warrants to purchase 153,685 shares of Common Stock of the Issuer at $2.50 per share held by Mr. Bronson expired.

Item 4.  Purpose of Transaction.

                  Not Applicable.

Item 5.  Interest in Securities of the Issuer.

                  (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 688,917 shares of the Issuer's Common Stock, representing approximately 16.1% of the total shares of Common Stock deemed outstanding. Such shares include 588,917shares of Common Stock owned directly by Mr. Bronson, and 100,000 shares issuable upon exercise of warrants held by Catalyst at an exercise price of $1.00 per share through May 2, 2004.

                  (c) Not applicable.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

                  None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2000


                                               /s/ STEVEN N. BRONSON
                                               ----------------------
                                               Steven N. Bronson


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).